Exhibit (d)(14)

TIAA-CREF LIFE FUNDS

AMENDED AND RESTATED

EXPENSE REIMBURSEMENT AGREEMENT

This Agreement is entered into effective as of May 1, 2014 by and between TIAA-CREF Life Funds (the “Trust”), a Delaware statutory trust, and Teachers Advisors, Inc. (“Advisors”), a Delaware corporation.

WHEREAS, the Trust is an open-end diversified management investment company currently consisting of a number of investment portfolios, which may consist of one or more classes (collectively, the “Funds”).

WHEREAS, Advisors and the Trust have entered into an Investment Advisory Agreement (the “Investment Advisory Agreement”) providing for investment advisory services to be provided by Advisors to the Funds for an investment advisory fee; and

WHEREAS, with respect to the Funds, the parties hereto wish to lessen the impact of the total ordinary operating expenses of the Funds (collectively, the “Total Expenses”);

NOW, THEREFORE, the parties do hereby agree as follows:

1.	Term of Agreement. With respect to each Fund, this Agreement shall continue in force until the close of business on April 30, 2015, unless earlier terminated by written agreement of the parties hereto.

2.	Reimbursement of Expenses of the Funds. Advisors hereby agrees to reimburse the Funds for the Total Expenses of the Funds that exceed, on an annual basis, the percentages of average daily net assets set forth on Exhibit A. Total Expenses under this Agreement shall not be construed to include interest, taxes, brokerage commissions or other transactional expenses, Acquired Fund Fees and Expenses (as defined in the Securities and Exchange Commission’s Form N-1A) or any Extraordinary Expenses incurred by a Fund. Extraordinary Expenses shall include, but not be limited to: litigation costs and claims and other expenses not incurred in the ordinary course of a Fund’s business.

3.	Amount and Frequency of Reimbursements. The amount of reimbursement, if any, for each Fund shall be determined monthly. The frequency of such reimbursements shall be made from time to time as agreed upon between the Trust and Advisors.

4.	Assignment and Modification. This Agreement may be modified or assigned only by a writing signed by all of the parties.

5.	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date first written above.

Teachers Advisors, Inc.

By: Carol Deckbar
Title: Chief Operating Officer

TIAA-CREF Life Funds
On behalf of each of the Funds

By: Phillip G. Goff
Title: Treasurer

Exhibit A

FUND	TOTAL EXPENSES CAP

Growth Equity Fund	0.52%
Growth & Income Fund	0.52%
International Equity Fund	0.60%
Large-Cap Value Fund	0.52%
Small-Cap Equity Fund	0.53%
Stock Index Fund	0.09%
Social Choice Equity Fund	0.22%
Real Estate Securities Fund	0.57%
Bond Fund	0.35%
Money Market Fund	0.15%
Balanced Fund	0.10%